Exhibit 99.1
Agria Confirms No Disruptions to the Business;
Agreements with P3A Remain Valid and Enforceable
     Beijing, China — April 8, 2008 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an innovative China-based agri-solutions provider, today confirmed that there have been no disruptions to its business due to Zhixin (Frank) Xue’s recent resignation from his COO and director positions at Agria. In addition, the Special Committee of the Board of Directors of Agria continues its work on this matter. Mr. Xue and other members of management team of Primalights III Agriculture Development, Co., Ltd. (“P3A”), Agria’s primary operating entity in China, are continuing to work at P3A.
     The Company has been informed by its PRC counsel that the Power of Attorney, Exclusive Call Option Agreement, Exclusive Technology Development, Technical Support and Service Agreement, Exclusive Consultancy Service Agreement, Proprietary Technology License Agreement and Letter of Undertaking entered into between Agria’s wholly-owned subsidiary in China and P3A and/or its direct equity owners, as applicable, are valid, binding and enforceable under PRC law in accordance with their terms. In addition, P3A is permitted to conduct its business within the scope and terms specified in the licenses and permits granted to it. The Company has been advised by its PRC counsel that the PRC counsel has no reason to believe that any regulatory body would consider modifying, suspending or revoking such licenses and permits solely because of any P3A employee’s resignation. Based on the PRC counsel’s advice, the Company believes that no employee at P3A has any legal right to take P3A’s licenses and permits with him or her in the event such employee resigns from P3A.
About Agria Corporation
     Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products developed through its own research and development capability. The company has access to approximately 27,000 acres of farmland in seven provinces and its extensive distribution network provides direct or third party distribution in 14 provinces. For more information about Agria Corporation, please visit www.agriacorp.com.

Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations	David Pasquale, Senior Vice President
China Tel: 86 10 8785-9020	U.S. Tel: +914-337-1117
matt.feng@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
     This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission, including its Form F-1/A filed on November 2, 2007. All information provided in this press release is as of April 8, 2008, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.